NR13-05	February 11, 2013

Cardero Closes Final Tranche of Non-Brokered Financing

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-MKT: CDY, Frankfurt: CR5) announces that it has closed the last tranche of its non-brokered private placement announced October 31, 2012 to raise additional gross proceeds of $1,112,500.

Non-brokered Private Placement

On February 8, 2013 the Company closed the second and final tranche of the non-brokered private placement announced October 31, 2012 (“Offering”). The Company issued 2,472,222 shares to raise gross proceeds of $1,112,500. In connection with this closing, the Company paid cash finder’s fees of $55,626 and issued 123,610 finder’s warrants, with each finder’s warrant exercisable to purchase one common share at a price of $0.50 until February 8, 2014. All common shares issued in the Offering will have a hold period in Canada of four months from date of issuance. The common shares and warrants issued or to be issued pursuant to the Offering have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. Persons unless registered under the Act or unless an exemption from registration is available. No insiders participated in the final tranche of the Offering and there will not be any change of control as a result of the closing of the final tranche of the Offering.

The Company raised a total of $7,697,957 in connection with the closing of the Offering and the flow-through offering announced December 20, 2012 and will now seek to finalize formal documentation with respect to the matching debt facility with Sprott Resource Lending Partnership (as previously announced on October 23, 2012). Collectively these funds will provide sufficient capital to allow the Company to complete a Bankable Feasibility Study on the Carbon Creek metallurgical coal asset scheduled for later this year; including environmental baseline work, and for general working capital.

ABOUT CARBON CREEK METALLURGICAL COAL DEPOSIT (100% working interest)

The Carbon Creek deposit is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The Company released results of an independent prefeasibility study (“PFS”) (including an updated resource estimate) in September 2012.

PREFEASIBILITY STUDY HIGHLIGHTS – NPV(8%) US$633M POST-TAX, POST NPI BASIS

  First coal scheduled for Q4, 2014
  Increased Measured & Indicated Resource - 468Mt of ASTM mvB coal
  Base case NPV8 US $633M on a post-tax, post NPI basis, with 23.7% IRR
  Undiscounted cash flow valuation of US $2,132M
  Established initial Proven and Probable Reserve of 121Mt (initial 20 year mine life)
  Clean coal production rate estimated at 4.1Mtpa (2016 to 2034)
  Pre-production capital estimated at US $217M with an additional US $250M to reach full production

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As the Company continues to advance the Carbon Creek property toward production, Cardero has had its Project Description accepted by provincial and federal regulators thereby initiating the environmental assessment process, which is a key component of securing an operational mining license. In 2012, the Company executed its initial port capacity contract with Ridley Terminals, and is currently negotiating with CN Rail to transport the coal to port and with BC Hydro to supply electrical power to the mine site.

For full details with respect to the Prefeasibility Study for Carbon Creek, including the assumptions underlying the PFS and details on the applicable qualified persons, please see the November 6, 2012 Norwest Corporation NI 43-101 report entitled “Prefeasibility Study of the Carbon Creek Property, British Columbia, Canada”, available on SEDAR on from the Company’s website, www.cardero.com.

The Company cautions that the accuracy of resource and reserve estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time the Norwest 43-101 report was prepared, the estimates presented therein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources will be recoverable. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have been excluded from the PFS for the purposes of mine planning and financial evaluation. Mineral reserves are included in measured and indicated mineral resources.

Qualified Person

EurGeol Keith Henderson, PGeo, Cardero’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis of this news release, and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an officer and shareholder.

ABOUT CARDERO RESOURCE CORP.

The common shares of the Company are currently listed on the TSX (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

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Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the proposed use of the proceeds of the Offering by the Company, the potential for the Company to complete a bankable feasibility study for the Carbon Creek metallurgical coal deposit, the potential for a production decision to be made in respect of the Carbon Creek project, the potential for the issuance of a mining license and/or permit for the Carbon Creek project, the potential for any production from the Carbon Creek deposit whether by 2014 or at all, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in the prefeasibility study may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s 2013 Annual Information Form filed with certain securities commissions in Canada and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.